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July 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention: Dan Duchovny

RE:	Millicom International Cellular SA Schedule TO-T filed by Atlas Investissement et al. Schedule 13E-3 filed by Atlas Investissement et al. Filed July 1, 2024 File No. 005-49833

Dear Mr. Duchovny:

On behalf of Atlas Luxco S.à r.l., a Luxembourg limited liability company (société à responsibilité limitée) (“Purchaser”), Atlas Investissement, a French société par actions simplifiée and the parent company of Purchaser (“Parent”), NJJ Holding S.A.S., a simplified joint-stock company domiciled in Paris, France (société par actions simplifiée) and the majority owner of Parent (“NJJ”), Xavier Niel, the owner of NJJ (together with Purchaser, Parent and NJJ, the “Purchaser Group”), and Maxime Lombardini (together with the Purchaser Group, the “Filing Parties”), we submit this letter setting forth the responses of the Filing Parties to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 10, 2024 (the “Comment Letter”) with respect to the Schedule TO-T and Schedule 13E-3 filed by the Filing Parties with the Commission on July 1, 2024 (the “Filing”). Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Filing (“Amendment No. 1”) via EDGAR.

U.S. Securities and Exchange Commission

July 18, 2024

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

Schedule TO-T

Offer to Purchase – Questions and Answers, page 3

1.	Please remove the language stating that members of the Purchaser Group “may be deemed affiliates of Millicom” as you have determined to file a Schedule 13E-3. Apply this comments throughout your offer document.

Response: The Filings Parties respectfully acknowledge the Staff’s comment and advises the Staff that the Filings Parties have revised the disclosure in Section 2 (Affiliate Status) of Amendment No. 1.

Offer to Purchase – Special Factors – Summary of the Valuation Analysis, page 22

2.	Please disclose the Parent Forecasts.

Response: The Filings Parties respectfully acknowledge the Staff’s comment and advises the Staff that the Filings Parties have revised the disclosure in Section 3 (Valuation Analysis) of Amendment No. 1.

3.	Please revise the section entitled “Miscellaneous” to quantify fees received by each Parent Financial Advisor instead of referring to such fees as “customary”. See Item 1015 of Regulation M-A.

Response: The Filings Parties respectfully acknowledge the Staff’s comment and advises the Staff that the Filings Parties have revised the disclosure in Section 3 (Valuation Analysis) of Amendment No. 1.

4.	Please disclose the names of the publicly traded affiliates of Atlas in which a Parent Financial Advisor has a non-fiduciary interest.

Response: The Filings Parties respectfully acknowledge the Staff’s comment and advises the Staff that the Filings Parties have revised the disclosure in Section 3 (Valuation Analysis) of Amendment No. 1.

U.S. Securities and Exchange Commission

July 18, 2024

Special Factors – Certain Agreements between Parent and its Affiliates and Millicom, page 32

5.	Please revise this section to quantify any payments made during the past two years pursuant to the various agreements described in this section. See Item 1005(a) of Regulation M-A.

Response: The Filings Parties respectfully acknowledge the Staff’s comment and advises the Staff that the Filings Parties have revised the disclosure in Section 4 (Agreements Between Parent and its Affiliates and Millicom) of Amendment No. 1.

Offer to Purchase – The Tender Offers – Terms of the Offers – Conditions for Completion of the Offers, page 38

6.	We note that conditions 2 and 6 appear to be subject to your determination of favorability and materiality in your sole discretion, respectively. Please revise condition two to specify who will determine that another offer is more favorable than your offers and how that determination will be made. Also, please revise condition 6 to include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Response: The Filings Parties respectfully acknowledge the Staff’s comment and advises the Staff that the Filings Parties have revised the disclosure in Section 5 (Conditions for Completion) of Amendment No. 1.

Offer to Purchase – The Tender Offers – Withdrawal Rights, page 47

7.	Please revise this section to include disclosure describing the withdrawal rights provided for in section 14(d)(5) of the 1934 Act.

Response: The Filings Parties respectfully acknowledge the Staff’s comment and advises the Staff that the Filings Parties have revised the disclosure in Section 6 (Withdrawal Rights) of Amendment No. 1.

*     *     *

Please contact Denis Klimentchenko at +44 20 7519-7289 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Denis Klimentchenko

Denis Klimentchenko

cc: Anthony Maarek

Atlas Investissement